Free Writing Prospectus

Dated November 15, 2017

Filed pursuant to Rule 433

Registration Number 333-221322

November 15, 2017

MB Financial, Inc.

Term Sheet

$200,000,000

8,000,000 Depositary Shares, Each Representing a 1/40th Interest in a Share of 6.000% Noncumulative Perpetual Preferred Stock, Series C

Issuer:	MB Financial, Inc. (the “Company”)

Securities:	Depositary shares (“Depositary Shares”), each representing a 1/40th interest in a share of MB Financial, Inc. 6.000% Noncumulative Perpetual Preferred Stock, Series C (“Preferred Stock”)

Size:	$200,000,000 (8,000,000 Depositary Shares)

Overallotment Option:	None

Expected Ratings:

Ba3 Moody’s / BBB Kroll / BBB+ Egan-Jones

A securities rating reflects only the view of a rating agency and is not a recommendation to buy, sell or hold the Depositary Shares. Any rating may be subject to revision upward or downward or withdrawal at any time by a rating agency if such rating agency decides that circumstances warrant that change. Each rating should be evaluated independently of any other rating. No report of any rating agency is being incorporated herein by reference.

Liquidation Preference:	$25 per Depositary Share (equivalent to $1,000 per share of Preferred Stock)

Dividend Payment Dates:	Quarterly, February 25, May 25, August 25, November 25, commencing February 25, 2018.

Dividend Rate (Non-Cumulative):	6.000%

Daycount	30/360

Term:	Perpetual

Trade Date:	November 15, 2017

Settlement Date*:	November 22, 2017 (T+5)

Optional Redemption

Subject to any required regulatory approval, the Preferred Stock may be redeemed at the Company’s option in whole or in part, from time to time, on November 25, 2022 or on any dividend payment date thereafter at a redemption price equal to $1,000 per share of Preferred Stock (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without regard to, or accumulation of, any undeclared dividends, to but excluding the redemption date. Subject to any required regulatory approval, the Preferred Stock may also be redeemed at the Company’s option in whole, but not in part, prior to November 25, 2022 within 90 days following a “regulatory capital treatment event,” as described in the preliminary prospectus supplement dated November 13, 2017, at a redemption price equal to $1,000 per share of Preferred Stock (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without regard to, or accumulation of, any undeclared dividends, to but excluding the redemption date. Neither the holders of the Preferred Stock nor holders of Depositary Shares will have the right to require the redemption or repurchase of the Preferred Stock.

Voting Rights:

None, except with respect to authorizing or increasing the authorized amount of senior stock, certain share exchanges, reclassifications, mergers or consolidations, certain changes in the terms of the Preferred Stock and in the case of certain dividend non payments. The holders of Preferred Stock will have exclusive voting rights on any charter amendment that would alter only the contract rights, as expressly set forth in our charter, of the Preferred Stock. Holders of Depositary Shares must act through the depositary to exercise any voting rights.

Public Offering Price:	$25 per Depositary Share

Underwriting Discounts and Commissions:	2.526125% / $0.63153125 per Depositary Share

Net Proceeds (before expenses) to Issuer:	$194,947,750

Use of Proceeds:

The Company intends to use the net proceeds of the offering to fund the redemption of some or all of the 4,000,000 outstanding shares of the Company’s Series A Preferred Stock, at a per share redemption price of $25 plus the per share amount of any dividends that have been declared but not paid prior to the redemption date, and for general corporate purposes, which may include the repayment of indebtedness.

Lead Joint Bookrunning Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC

Joint Bookrunning Managers:	J.P. Morgan Securities LLC Sandler O’Neill & Partners, L.P.

Listing:	The Company has applied to list the Depositary Shares on the NASDAQ Stock Market under the symbol “MBFIO.”

CUSIP/ISIN for the Depositary Shares:	55264U405 / US55264U4058

Concurrent Offering:

On November 14, 2017, the Company’s wholly-owned bank subsidiary, MB Financial Bank, N.A., priced $175 million of 4.00% Fixed-to-Floating Rate Subordinated Notes due 2027. Financial Bank, N.A. intends to use the net proceeds of that offering for general corporate purposes.

* It is expected that delivery of the Depositary Shares will be made in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this Term Sheet. Trades of securities in the secondary market generally are required to settle in two business days, referred to as T+2, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Depositary Shares will not be made on a T+2 basis, investors who wish to trade the Depositary Shares on the date of this term sheet or the next two succeeding business days will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement (which is subject to completion) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement, the final prospectus supplement (when available) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request them by calling (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, (ii) UBS Securities LLC at 1-888-827-7275, (iii) J.P. Morgan Securities LLC at 1-212-834-4533 or (iv) Sandler O’Neill & Partners, L.P. at 1-866-805-4128.

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